July 24, 2024

Patrick Liang
Chief Executive Officer, President
Forge Innovation Development Corp.
6280 Mission Boulevard, Unit 205
Jurupa Valley, CA 92509

       Re: Forge Innovation Development Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 333-218248
Dear Patrick Liang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 8. Consolidated Financial Statements And Supplementary Data
Report Of Independent Registered Public Accounting Firm

1. We note that the date of the audit report is April 16, 2023 which is before the date of the financial statements covered by the audit report. Please clarify and amend your filing to include an appropriately dated audit report subsequent to the date of the financial statements covered by the audit report.
General

2. We note the language in the certifications, filed as Exhibits 31.1 and 31.2, does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the certifications filed in your Form 10-K do not include the introductory language in paragraph 4 referring to internal control over financial reporting and the certifications filed in your Form 10-Q do not include paragraph 4(b) in addition to the missing introductory language. Please file an amendment to your annual report and quarterly report that includes certifications that conform exactly to the language set forth
 July 24, 2024
Page 2

       within the Exchange Act Rule 13a-14(a). Please note that your amended annual report must contain full Item 9A disclosures as well as your financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction